Ryan A. Murr Direct: +1 415.393.8373 Fax: +1 415.374.8430 RMurr@gibsondunn.com

December 8, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller and Joe McCann

Re:	Novus Therapeutics, Inc.

Dear Mr. Buchmiller and Mr. McCann

Miragen Therapeutics, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on November 20, 2020 (File No. 001-36483) (the “Preliminary Proxy Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in a letter from the staff of the Commission (the “Staff”), dated December 4, 2020 (the “Comment Letter”), relating to the Preliminary Proxy Statement. The responses set forth herein are based upon information provided to Gibson, Dunn & Crutcher LLP by the Company. The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in Amendment No. 1 to the Preliminary Proxy Statement. Page references in the responses set forth below are to pages in the clean copy of Amendment No. 1. The Company respectfully requests that the Staff confirm that it has no further comments to the Preliminary Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on December 11, 2020, or as soon as practicable thereafter.

On behalf of the Company, we advise you as follows:

Acquisition of Viridian, page 13

1.

It does not appear that you have filed the exclusive license agreement with ImmunoGen, Inc. as an exhibit to any of your filings and it is not clear whether this agreement will be filed when Miragen shareholders will be asked to vote on the Conversion Proposal. Please file that agreement as an exhibit to an appropriate filing or explain to us the basis for your determination that it is not required to be filed. If you believe the agreement is not required to be filed, please include in your explanation a detailed analysis supporting your belief that your plans to develop and commercialize VRDN-001 are not substantially dependent on that license agreement.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 8, 2020

Response: In response to the Staff’s comment, the Company will file the License Agreement as an exhibit to a Current Report on Form 8-K with the Commission prior to filing the Company’s Definitive Proxy Statement on Schedule 14A.

2.

We note your disclosure that you have included a pro forma balance sheet as Annex C to your proxy statement for informational purposes only. Please revise this statement so that it does not imply to shareholders that you are not responsible for this disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 1 to the Preliminary Proxy Statement and acknowledges that it is responsible for this disclosure.

Background and Reasons for the Transactions, page 15

3.

We note your disclosure that in approving the acquisition of Viridian and the related financing, the board of directors considered the pros and cons of these transactions versus other alternatives. Please expand your disclosure to include the consideration that the board gave to the pros and cons of acquiring Viridian through the issuance of convertible preferred stock instead of through a traditional acquisition where the stockholders could vote to approve or disapprove of the acquisition and the issuance of securities prior to the consummation of the acquisition. The expanded disclosure should include why the board viewed the preferred stock structure as preferable to a traditional structure, the business reasons for preferring the current structure, and why the board chose to structure the transaction in a way that would not allow the stockholders of the company to vote and express their approval or disapproval on the acquisition itself.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 15 of Amendment No. 1 to the Preliminary Proxy Statement.

4.

We note that your Proposal No. 1 Approval of Conversion Proposal is a result of your acquisition of Viridian. Although we note your brief discussion of the background of the transactions in this section, please refer to Note A of Schedule 14A and revise your proxy statement to provide all of the material information relating to Viridian and the acquisition that is required by Item 14(b)(7) of Schedule 14A, including the information required by Items 1005(b) and 1011(a)(1) of Regulation M-A.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 8, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of Amendment No. 1 to the Preliminary Proxy Statement to provide enhanced disclosure regarding the background of the Viridian Acquisition. With respect to the information required by Item 1005(b) of Regulation M-A, please note that there were no other interactions between Miragen and Viridian and their respective affiliates other than what’s described in Amendment No. 1 to the Preliminary Proxy Statement. With respect to the information required by Item 1011(a)(1) of regulation M-A, please refer to “Proposal No. 1: Approval of Conversion Proposal – Interests of Certain Parties.” Please note that there are no other relationships that may be material to the Miragen stockholders.

GIBSON, DUNN & CRUTCHER LLP

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Jason A. Leverone, Chief Financial Officer, Miragen Therapeutics, Inc. (via email jleverone@miragen.com), James J. Moloney, Gibson Dunn & Crutcher LLP (via email JMoloney@gibsondunn.com)